Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

Charles Schwab and SoundView Technology Group Announce Satisfaction of Governmental and Regulatory Approval Condition to Tender Offer

SAN FRANCISCO, Calif. and OLD GREENWICH, Conn., January 8, 2004 — The Charles Schwab Corporation (NYSE: SCH), (“Schwab”), and SoundView Technology Group, Inc. (Nasdaq: SNDV), (“SoundView”) today announced that effective January 5, 2004, SoundView had received the final regulatory approval necessary for the consummation of the tender offer, which was the approval of the change of ownership application of SoundView by the NASD. The receipt of the approval from the NASD satisfies the governmental and regulatory approval condition to the consummation of the tender offer by a subsidiary of Schwab for all of the outstanding shares of capital stock of SoundView. All other regulatory notifications (including the Pacific Exchange and the securities commissions of various states) and waiting periods (including under the Hart-Scott-Rodino Act) that are required for the consummation of the tender offer have been completed or expired.

As previously announced, Schwab and SoundView entered into a merger agreement pursuant to which a wholly owned subsidiary of Schwab, Shakespeare Merger Corporation, commenced on December 3, 2003 an all cash tender offer for all of the outstanding shares of capital stock of SoundView at a purchase price of $15.50 per share, net to the Seller in cash, without interest thereon. The offer is scheduled to expire at midnight, New York City time, on Friday, January 9, 2004.

This news release is for information purposes only. It does not constitute an offer to purchase shares of SoundView or a Solicitation/Recommendation Statement, under the rules and regulations of the Securities and Exchange Commission. The tender offer is being made only through the Offer to Purchase, dated December 3, 2003, the Letter of Transmittal enclosed with the Offer to Purchase and the Supplement to the Offer to Purchase, dated December 31, 2003, which are available from Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at 17 State Street, Tenth Floor, New York, NY 10007, toll-free 800-213-0473, or from the Securities and Exchange Commission’s web site at www.sec.gov.

Shakespeare Merger Corporation, a wholly owned subsidiary of Schwab, has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and SoundView has filed a Solicitation/Recommendation Statement on Schedule 14D-9, each of which has been amended. These documents contain important information and security holders of SoundView are advised to read these documents carefully before making any decision with respect to the tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov.

About Charles Schwab

The Charles Schwab Corporation, through Charles Schwab & Co., Inc. (member SIPC/NYSE), U.S. Trust Corporation, CyberTrader, Inc. (member SIPC/NASD) and its other operating subsidiaries, provides a broad range of financial and brokerage services to individual investors, independent investment managers and institutions. www.schwab.com.

About SoundView Technology Group, Inc.

SoundView Technology Group, Inc. is the parent of SoundView Technology Corporation, a research-driven securities firm focused on providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare and other growth-related industries. Old Greenwich, Connecticut-based SoundView produces comprehensive sell-side equity research on approximately 210 companies. On November 19, 2003, SoundView announced an agreement to be acquired by The Charles Schwab Corporation. For more information, please see www.soundview.com.

Contacts:	For Schwab
Investor Relations	Rich Fowler 415/636-9869
Press	Jennifer Hallahan 212/804-3668

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